   As filed with the Securities and Exchange Commission on February 27, 2001

                                                      Registration No. 333-54192


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                          PROVINCE HEALTHCARE COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                                            62-1710772
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                             Identification No.)

                          105 WESTWOOD PLACE, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 370-1377

               (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                                 MARTIN S. RASH
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           PROVINCE HEALTHCARE COMPANY
                          105 WESTWOOD PLACE, SUITE 400
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 370-1377

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                               ------------------

                                   Copies to:

        L. HUNTER ROST, JR., ESQ.                    HOWARD T. WALL III, ESQ.
     WALLER LANSDEN DORTCH & DAVIS,                PROVINCE HEALTHCARE COMPANY
A PROFESSIONAL LIMITED LIABILITY COMPANY          105 WESTWOOD PLACE, SUITE 400
       2100 NASHVILLE CITY CENTER                   BRENTWOOD, TENNESSEE 37027
            511 UNION STREET                              (615) 370-1377
       NASHVILLE, TENNESSEE 37219
             (615) 244-6380

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [ ] _____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
       Title of Each                                Proposed Maximum     Proposed Maximum
    Class of Securities         Amount To Be         Offering Price     Aggregate Offering        Amount of
     To Be Registered            Registered             Per Unit               Price          Registration Fee
---------------------------------------------------------------------------------------------------------------
 Convertible Subordinated       $150,000,000(1)      $   955(2)(3)        $143,250,000           $35,813(4)
      Notes due 2005
  Common Stock, par value          3,781,440(5)      $    --(6)           $         --(6)        $    --(6)
      $.01 per share
---------------------------------------------------------------------------------------------------------------


(1) Equals the aggregate principal amount of notes that were originally issued by the registrant on November 20, 2000 and December 5, 2000.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the bid and asked prices for the securities on The PORTAL Market on January 19, 2001.
(3)      Excludes accrued interest and distributions, if any.

(4) The registrant previously paid the filing fee in full in connection with its filing of the initial Registration Statement on January 23, 2001.
(5) Represents the number of shares of common stock that currently are issuable upon conversion of the notes, based on the initial conversion price of $39.67 per share (equivalent to 25.2096 shares of common stock for each $1,000 principal amount of the notes). In addition, pursuant to Rule 416 under the Securities Act, the amount to be registered also includes an indeterminate number of shares of common stock that may be issued as a result of stock splits, stock dividends and anti-dilution provisions.
(6) No separate consideration will be received for the common stock issuable upon conversion of the notes; therefore, no registration fee is required pursuant to Rule 457(i).


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




                                   PROSPECTUS
                 SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2001


                                  $150,000,000


                           [PROVINCE HEALTHCARE LOGO]


                 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2005

                   -------------------------------------------

         We issued the notes at an issue price of $1,000.00 per note in a private placement in November 2000. This prospectus will be used by selling securityholders to resell their notes and our common stock into which the notes are convertible.


         The notes have the following terms:

         - Holders may convert their notes at any time prior to maturity into shares of our common stock at a conversion price of $39.67, which is equal to a conversion rate of 25.2096 shares per $1,000 principal amount of notes, subject to adjustment.

         - We will pay interest on the notes on May 20 and November 20 of each year, beginning May 20, 2001. The notes will mature on November 20, 2005.

         - We may redeem some or all of the notes at any time on or after November 20, 2003 at the redemption prices described in this prospectus.

         - The notes are unsecured and subordinated to our existing and future senior indebtedness and senior subordinated indebtedness. In addition, the notes effectively will rank junior to our subsidiaries' liabilities.

         - The selling securityholders will receive all of the net proceeds from the sale of the notes or the underlying common stock.


         Our common stock is quoted on the Nasdaq National Market under the symbol "PRHC."

         INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is _________, 2001.

                                      [MAP]













                                TABLE OF CONTENTS


                                                                      PAGE
                                                                      ----
Summary.................................................................3
Risk Factors............................................................8
Forward-Looking Statements..............................................16
Selected Consolidated Financial Data....................................17
2000 Consolidated Financial Results.....................................18
Use Of Proceeds.........................................................18
Dividend Policy.........................................................18
Description Of The Notes................................................19
Federal Income Tax Considerations.......................................32
Description Of Capital Stock............................................39
Selling Securityholders.................................................41
Plan Of Distribution....................................................43
Legal Matters...........................................................45
Experts.................................................................45
Where You Can Find Additional Information...............................45


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the initial purchasers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the initial purchasers are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                     SUMMARY

         The following summary is qualified by the more detailed information appearing elsewhere in this prospectus or incorporated by reference and may not contain all the information that is important to you. When used in this prospectus, the terms "we," "our," and "us" refer to Province Healthcare Company and not to the initial purchasers of the notes.

                                   THE COMPANY

WHO WE ARE

         We own and operate acute care hospitals located in non-urban markets in nine states. We currently own or lease 14 general acute care hospitals with a total of 1,326 licensed beds. Our objective is to be the primary provider of quality health care services in the selected non-urban markets that we serve. We offer a wide range of inpatient and outpatient medical services as well as specialty services, including rehabilitation and home health care. We target hospitals for acquisition that are the sole or a primary provider of health care in non-urban communities. After acquiring a hospital, we implement a number of strategies designed to improve financial performance. These strategies include improving hospital operations, expanding the breadth of services and recruiting physicians to increase market share. We also provide management services to 40 primarily non-urban hospitals in 16 states with a total of 3,166 licensed beds. For the year ended December 31, 1999 and the nine months ended September 30, 2000, we had, on a pro forma basis to reflect full-year results for hospitals we acquired during such periods, net operating revenue of $415.3 million and $357.0 million, respectively, and EBITDA, the sum of income before income taxes, interest, depreciation and amortization and minority interest, of $68.9 million and $61.9 million, respectively. During these periods, our owned and leased hospitals accounted for 94.2% and 95.8% of net operating revenue, respectively.

THE NON-URBAN HEALTH CARE MARKET

         We believe that non-urban areas are attractive markets. Because non-urban service areas have smaller populations, there are generally only one or two hospitals in each market. We believe the size and demographic characteristics of non-urban markets and the relative strength of many rural hospitals also make non-urban markets less attractive to health maintenance organizations, other forms of managed care, and alternate site providers, such as outpatient surgery, rehabilitation or diagnostic imaging centers.

         Despite these attractive characteristics for health care service providers, many not-for-profit and governmental operators of non-urban hospitals are under increasing pressure arising from capital constraints, limited management resources and the challenges of managing in a complex health care regulatory environment. This combination of factors may result in a limited range of services being available locally in any non-urban market. As a result, patients by choice or physician direction may obtain care outside of their community. This outmigration often leads to the non-urban hospital's deteriorating operating performance, further limiting its ability to address the issues that initially led to these pressures. Ultimately, these pressures can force owners to sell or lease their hospitals to companies, like us, that have greater financial and management resources coupled with proven operating strategies to address these issues and thereby serve the community better.

BUSINESS STRATEGY

         The key elements of our business strategy are to:

         ACQUIRE HOSPITALS IN ATTRACTIVE NON-URBAN MARKETS. We seek to acquire hospitals that are the sole or a primary provider of health care services in their markets and that present us the opportunity to increase profitability and market share. We believe there are approximately 1,100 non-urban hospitals in the United States that meet our acquisition criteria, and our goal is to acquire two to four of these hospitals each year.


         IMPROVE HOSPITAL OPERATIONS. Following the acquisition of a hospital, we augment local management with appropriate operational and financial managers and install our standardized information system. The local management team implements appropriate expense controls, manages staffing levels according to patient volumes, reduces supply costs by requiring strict compliance with our supply arrangements, and renegotiates some of the vendor contracts. By implementing this strategy, we seek to improve operating performance at each of the hospitals we acquire.


         EXPAND BREADTH OF SERVICES TO INCREASE LOCAL MARKET SHARE AND REDUCE PATIENT OUTMIGRATION. We seek to provide additional health care services and programs in response to community needs. These services may include specialty inpatient, outpatient and rehabilitation. We also may make capital investments in technology and the physical plant to improve both the quality of health care and the reputation of the hospital in the community. By providing a broader range of services in a more attractive setting, we enable residents in our markets to seek care in our hospitals, thereby stemming patient outmigration and increasing hospital revenues.

         RECRUIT PHYSICIANS. We believe that recruiting physicians to local communities is key to increasing the quality of health care and breadth of available services. We work with the local hospital board, management and medical staff to determine the number and type of additional physicians needed in the community. Our corporate physician recruiting staff then assists the local management team in identifying and recruiting specific physicians to the community to meet those needs. During 1998, we recruited 54 new physicians, and during 1999, we recruited 49 additional physicians. In 2000, we recruited 57 new physicians.

Approximately 50% of the physicians recruited in 1998, 1999 and 2000 were primary care physicians and approximately 50% were specialty care physicians. We believe that expansion of services in our hospitals also should assist in future physician recruiting efforts.

OUR FORMATION

         We were founded in February 1996 by Golder, Thoma, Cressey, Rauner Fund IV, L.P. and Martin S. Rash to acquire and operate hospitals in non-urban markets. We acquired our first hospital, Memorial Mother Frances Hospital in Palestine, Texas, in July 1996. In December 1996, we acquired Brim, Inc., an owner and operator of non-urban hospitals, in a transaction accounted for as a reverse acquisition. Because we had been in existence for less than a year at December 31, 1996, and because Brim, Inc. had been in existence for several years, we are considered the successor to Brim, Inc.'s operations. We completed an initial public offering on February 10, 1998 and follow-on equity offerings on July 8, 1998 and April 6, 2000. Our common stock is quoted on the Nasdaq National Market under the symbol "PRHC."

RECENT DEVELOPMENTS

         The following is a brief summary of certain developments since January 1, 2000:

         On February 15, 2000, we entered into a long-term capital lease agreement for the City of Ennis Hospital, a 45-bed general acute care facility, located in Ennis, Texas, approximately 35 miles southeast of Dallas. The total service area, consisting of Ennis and surrounding Ellis County, has a population of approximately 85,000. The long-term lease requires aggregate rental payments of $3.0 million over a thirty-year period. The hospital previously was operated by Baylor Healthcare System, which had closed inpatient services at the time of the commencement of the lease. The hospital is operating now as a full service acute care facility.

         On April 15, 2000, we entered into a long-term capital lease agreement for Bolivar Medical Center, a general acute care facility with 141 acute care beds, 24 skilled nursing beds and 35 long-term care beds located in Cleveland, Mississippi, approximately 100 miles south of Memphis, Tennessee. The total service area population of Bolivar Medical Center is 55,000. Aggregate payments under the forty-year lease total $26.4 million, and were prepaid at the time of acquisition.

         In April 2000, we completed our public offering of 6,333,756 shares of common stock. Net proceeds from the offering were approximately $94.8 million.

         On September 28, 2000, we completed a three-for-two stock split in the form of a 50% common stock dividend to shareholders of record on September 15, 2000.

         Effective October 1, 2000, we sold substantially all of the assets of Ojai Valley Community Hospital, a 110-bed general acute care facility located in Ojai, California, to the Ojai Community Hospital Foundation. The sale price for the hospital was approximately $2.0 million, including working capital. After application of tax benefits, we recorded a loss on the sale of approximately $6.0 million in the fourth quarter of 2000.

         On November 20, 2000, we sold $125.0 million of notes being registered pursuant to this registration statement, and on December 5, 2000, we sold an additional $25.0 million overallotment which are also being registered pursuant to this registration statement.

         Effective December 22, 2000, we completed the sale of substantially all of the assets of General Hospital, a 75-bed acute care hospital, located in Eureka, California to St. Joseph Health System. The sale price for the hospital was $26.5 million, plus approximately $5.0 million for working capital, subject to settlement after 90 days.


         On February 21, 2001, we announced our consolidated financial results for the fourth quarter and year ended December 31, 2000. On a pro forma basis, diluted earnings per share was $0.23 for the fourth quarter and $0.79 for the year.


PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at 105 Westwood Place, Suite 400, Brentwood, Tennessee 37027, and our telephone number is (615) 370-1377. You may obtain additional information about the company from our website (www.provincehealthcare.com). Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

                                  THE OFFERING

Notes offered........................   The resale by selling securityholders of
                                        $150,000,000 aggregate principal amount
                                        of 4 1/2% Convertible Subordinated Notes due November 20, 2005.

Maturity.............................   November 20, 2005.

Interest.............................   4 1/2% per year on the principal amount,
                                        payable semiannually on May 20 and
                                        November 20, beginning on May 20, 2001.

Conversion rights....................   The notes are convertible at the option
                                        of the holder at any time on or prior to maturity into shares of our common stock at a conversion price of $39.67 per share, which is equal to a conversion rate of 25.2096 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. See "Description of the
                                        Notes--Conversion Rights."

Optional redemption..................   We may redeem all or a portion of the
                                        notes on or after November 20, 2003 at
                                        the redemption prices described in this
                                        prospectus, plus accrued and unpaid
                                        interest.


Repurchase right.....................   Holders of the notes may require us to
                                        repurchase all of the holder's notes at
                                        100% of their principal amount plus
                                        accrued and unpaid interest in some
                                        circumstances involving a change of
                                        control. The repurchase price is
                                        payable:


                                        -        in cash; or


                                        -        at our option, in common stock,
                                                 subject to the satisfaction of
                                                 the conditions described in the
                                                 indenture under which the
                                                 notes were issued. The number
                                                 of shares of common stock
                                                 will equal the repurchase
                                                 price divided by 95% of the
                                                 average closing sales price for
                                                 the five consecutive trading
                                                 days ending on and including
                                                 the third trading day prior to
                                                 the repurchase date.


Change of Control....................   Upon a change of control event, each
                                        holder of the notes may require us to
                                        repurchase all of that holder's notes
                                        not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000 at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We may, at our option, instead of paying the change of control purchase price in cash, pay it in shares equal to the purchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We cannot pay the change of control purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes were issued. The term "change of control" is defined in the "Description of

                                        Notes -- Repurchase at Option of Holders
                                        Upon a Change of Control" section of
                                        this prospectus.

Ranking..............................   The notes are our unsecured subordinated
                                        obligations. They rank junior in right
                                        of payment to all of our existing and
                                        future Senior Indebtedness. We had
                                        approximately $36.7 million of Senior
                                        Indebtedness outstanding as of December
                                        31, 2000.

                                        In addition, we are structured as a
                                        holding company and we conduct most of
                                        our business operations through our
                                        subsidiaries. The notes will be
                                        effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries.

                                        Our subsidiaries had aggregate
                                        liabilities of approximately $8.3
                                        million as of December 31, 2000.

                                        See "Description of the
                                        Notes--Subordination."

Use of proceeds......................   The selling securityholders will receive
                                        all of the proceeds from the sale of the notes and common stock under this prospectus. We will not receive any of the proceeds from the sales by any selling securityholders of notes or the underlying common stock.

Trading..............................   The notes will no longer be eligible for
                                        trading in The PORTAL Market.

Risk factors.........................   See "Risk Factors" and other information
                                        in this prospectus for a discussion of
                                        factors you should consider carefully
                                        before deciding to invest in the notes.


Common stock.........................   As of February 15, 2001, there were
                                        31,092,893 shares of our common stock
                                        issued and outstanding (excluding shares available for issuance under our stock option plan and our employee stock purchase plan). All historical references in this prospectus to transactions in our common stock and per share data have been restated to reflect the 3-for-2 stock split that we effected as a stock dividend on September 28, 2000. Our common stock is quoted on the Nasdaq
                                        National Market under the symbol "PRHC."
                                        See "Description of Capital Stock."

                                  RISK FACTORS

         An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following factors and other information in and incorporated by reference in this prospectus before deciding to purchase the notes.


IF GOVERNMENT PROGRAMS REDUCE THE PAYMENTS WE RECEIVE AS REIMBURSEMENT FOR OUR SERVICES, OUR REVENUES MAY DECLINE.


         In 1998, 68.9%, in 1999, 68.6% and for the nine-month period ended September 30, 2000, 73.7% of our hospital patient days were derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. The Federal Balanced Budget Act of 1997, which established a plan to balance the federal budget by fiscal year 2002, includes significant reductions in spending levels for the Medicare and Medicaid programs, including:

         - payment reductions for inpatient and outpatient hospital services;

         - establishment of a prospective payment system for hospital outpatient services, skilled nursing facilities and home health agencies under Medicare; and

         - repeal of the federal payment standard often referred to as the "Boren Amendment" for hospitals and nursing facilities, which could result in lower Medicaid reimbursement rates.

         The financial impact of the Federal Balanced Budget Act of 1997, however, has been lessened somewhat by the Medicare, Medicaid, and SCHIP Benefits Improvement, and Protection Act of 2000.



         In the future, Congress and state legislatures could introduce proposals to make major changes in the health care system. If these proposals are enacted, we may see a decline in the Medicare and Medicaid reimbursements we receive for our services; however, at this time, we do not know what health care reform legislation will be enacted or whether changes in health care programs will occur.


HEALTH CARE COST CONTAINMENT INITIATIVES BY PURCHASERS OF HEALTH CARE SERVICES MAY LIMIT OUR REVENUE AND PROFITABILITY.

         During the past several years, major purchasers of health care, such as federal and state governments, insurance companies and employers, have undertaken initiatives to revise payment methodologies and monitor health care costs. As part of their efforts for continuing health care costs, purchasers increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements. We expect efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors to continue. In addition, we anticipate that organizations offering principal and discounted medical services packages may represent an increasing portion of our patient admissions. We believe that reductions in the payments we receive for our services, coupled with the increased percentage of patient admissions from organizations offering prepaid and discounted medical services, could reduce our overall revenue.

IF WE FAIL TO COMPLY WITH REGULATIONS REGARDING LICENSES, OWNERSHIP AND OPERATION, WE COULD IMPAIR OUR ABILITY TO OPERATE OR EXPAND OUR OPERATIONS IN ANY STATE.

         All of the states in which we operate require hospitals and most health care facilities to maintain a license. In addition, some states require prior approval for the purchase, construction and expansion of health care facilities, based upon a state's determination of need for additional or expanded health care facilities or services. Such determinations, embodied in certificates of need issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and other matters. Three states in which we currently own hospitals, Mississippi, Florida and Nevada, have certificate of need laws. The failure to obtain any required certificate of need or the failure to maintain a required license could impair our ability to operate or expand operations in any state.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION REGARDING OUR CONDUCT OF OPERATIONS AND RELATIONSHIPS WITH PHYSICIANS. IF WE FAIL TO COMPLY WITH THESE REGULATIONS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

         The health care industry must comply with many laws and regulations at the federal, state and local governmental levels. These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. In particular, Medicare and Medicaid antifraud and abuse provisions, known as the "anti-kickback statute," prohibit some business practices and relationships related to items or services reimbursable under Medicare, Medicaid and other federal health care programs. For instance, the anti-kickback statute prohibits health care service providers from paying or receiving remuneration to induce or arrange for the referral of patients or items or services covered by a federal or state health care program.

         If regulatory authorities determine that any of our hospitals' arrangements violate the anti-kickback statute, we could be subject to liabilities under the Social Security Act, including:

         -        criminal penalties;

         -        civil monetary penalties; and/or

         - exclusion from participation in Medicare, Medicaid or other federal health care programs, any of which could impair our ability to operate one or more of our hospitals or to operate profitably.

         The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, added new anti-fraud and abuse laws that include all health care services, whether or not they are reimbursed under a federal or state program. In addition, this statute requires hospitals and other providers to implement measures to ensure the privacy of patients' medical records. We may incur additional expenses in order to comply with the standards. We cannot predict the extent of our costs for implementing the requirements at this stage.

         In addition, the portion of the Social Security Act commonly known as the "Stark law" prohibits physicians from referring Medicare or Medicaid patients to particular providers of designated health services if the physician or a member of his immediate family has an ownership interest or compensation arrangement with that provider. In January 2001, the Healthcare Financing Administration released the first phase of the final Stark regulations and Phase II of the final Stark regulations are forthcoming.

Sanctions for violating the Stark law include civil money penalties and possible exclusion from the Medicare program. Many states have adopted or are considering similar anti-kickback and physician self-referral legislation.

THERE ARE HEIGHTENED COORDINATED CIVIL AND CRIMINAL ENFORCEMENT EFFORTS BY FEDERAL AND STATE GOVERNMENT AGENCIES RELATING TO THE HEALTH CARE INDUSTRY. WE MAY BECOME THE SUBJECT OF AN INVESTIGATION IN THE FUTURE.

         In recent years, the media and public attention have focused on the hospital industry due to ongoing investigations related to:

         -        referral, cost reporting and billing practices;

         -        laboratory and home health care services; and

         -        physician ownership and joint ventures involving hospitals.

         Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the U.S. Department of Health and Human Services and the Department of Justice have established enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Recent initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices.

         We cannot predict whether we or other hospital operators will be the subject of future investigations or inquiries. In the event that we become the subject of an investigation, we will be required to devote management and financial resources to defending our company in the investigation. In addition, any negative publicity surrounding the investigation could affect adversely the price of our common stock and the notes. If we incur significant fines or penalties as a result of the investigation, our profitability may decline.

WE MAY NEED TO OBTAIN ADDITIONAL FINANCING IN ORDER TO FUND OUR ACQUISITION PROGRAM AND CAPITAL EXPENDITURES, AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE WHEN NEEDED.

         Our acquisition program requires substantial capital resources. Likewise, the operations of our existing hospitals require ongoing capital expenditures for renovation, expansion and the addition of medical equipment and technology utilized in the hospitals.

For example, we are undertaking an expansion of Havasu Regional Medical Center that we anticipate will cost approximately $26.0 million, of which $4.0 million has been expended. Also, we have committed to build a replacement facility for Elko General Hospital that we estimate will cost approximately $30.0 million, of which $4.4 million has been expended. Further, if specified operating targets are achieved, we have agreed to build replacement facilities for Eunice Community Medical Center and Glades General Hospital. These two facilities are expected to cost approximately $20.0 million and $25.0 million, respectively.


         We may need to incur additional indebtedness and may issue, from time to time, debt or equity securities to fund these expenditures. We may not receive financing on satisfactory terms. In addition, our existing level of indebtedness may restrict our ability to borrow additional funds. If we are not able to obtain financing, then we may not be in a position to consummate acquisitions or undertake capital expenditures.


OUR GROWTH STRATEGY DEPENDS ON ACQUISITIONS, AND WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY OR ACQUIRE HOSPITALS THAT MEET OUR TARGET CRITERIA. WE ALSO MAY HAVE DIFFICULTIES ACQUIRING HOSPITALS FROM NON-PROFIT ENTITIES DUE TO REGULATORY SCRUTINY.


         A key element of our growth strategy is expansion through the acquisition of acute care hospitals in attractive non-urban markets. We face competition for acquisitions primarily from other for-profit health care companies as well as not-for-profit entities. Some of our competitors have greater financial and other resources than we do. Even though we may acquire additional hospitals, we may not be able to acquire a sufficient number of hospitals that meet our target criteria in order to implement successfully our growth strategy.



         Hospital acquisitions generally require a longer period to complete than acquisitions in many other businesses and are subject to additional regulatory uncertainty. In recent years, the legislatures and attorneys general of some states have shown a heightened level of interest in transactions involving the sale of hospitals by not-for-profit entities. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit entities sell a health care facility. Attorneys general in some states, including California, where we own or lease two hospitals, have been especially active in evaluating these transactions. Although we have not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in some states in the future, and may affect our ability to exercise existing purchase options for hospitals, including Palo Verde Hospital in Blythe, California, where our lease expires in December 2002.


WE HAVE A CONCENTRATION OF REVENUE IN TEXAS AND ARIZONA, WHICH MAKES US PARTICULARLY SENSITIVE TO REGULATORY AND ECONOMIC CHANGES IN THOSE STATES.


         Three of our 14 owned or leased hospitals are located in Texas. As a result of our acquisition of Trinity Valley Medical Center in Palestine, Texas, in October 1999, the percentage of our net operating revenue originating from our Texas facilities increased to an aggregate of 21.0% for the nine-month period ended September 30, 2000. Furthermore, Trinity Valley Medical Center merged with Memorial Mother Frances Hospital to form Palestine Regional Medical Center, which accounted for 14.7% of our net operating revenue for the same period. This concentration makes us particularly sensitive to economic, competitive and regulatory conditions in Texas. Any adverse change in these conditions could reduce significantly our revenues.



         We also own Havasu Regional Medical Center in Lake Havasu City, Arizona, which accounted for approximately 15.8%, 17.6% and 15.5% of our net operating revenue for the years ended December 31, 1998 and 1999 and the nine-month period ended September 30, 2000, respectively. Similarly, this concentration of revenue in Arizona makes us particularly sensitive to economic, competitive and regulatory conditions in Arizona. Any adverse change in these conditions could reduce significantly our revenues.


OUR CALIFORNIA HOSPITALS MUST COMPLY WITH CALIFORNIA SEISMIC STANDARDS WHICH MAY REQUIRE US TO MAKE SIGNIFICANT CAPITAL EXPENDITURES.


         California has a statute and regulations that require hospitals to meet seismic performance standards. Regulated hospitals that do not meet the standards may be required to retrofit facilities. California law requires that owners of regulated hospitals evaluate their facilities and develop a plan and schedule for complying with the standards. We are required to conduct engineering studies of our California facilities to determine whether and to what extent modifications to our facilities will be required. Compliance plans, if necessary, must be filed with the State of California by 2002. Any facilities not currently in compliance with the seismic regulations and standards must be brought into compliance by 2008, or 2013 if the facility obtains an extension. We may be required to make significant capital expenditures to comply with the seismic standards, which could impact our earnings.


OUR PERFORMANCE DEPENDS ON OUR ABILITY TO RECRUIT AND RETAIN QUALITY PHYSICIANS, NURSES AND OTHER HEALTH CARE PROFESSIONALS AT OUR HOSPITALS.


         The success of our owned or leased hospitals depends on the following factors:

         - the number and quality of the physicians on the medical staff of, or who admit patients to, our hospitals;

         -        the admissions practices of those physicians; and

         - the maintenance of good relations between our company and such physicians.


         We generally do not employ physicians, and most of our staff physicians have admitting privileges at other hospitals. Only a portion of physicians are interested in practicing in the non-urban communities in which our hospitals are located, and the loss of physicians in these communities, or inability to recruit physicians to these communities, could make it more difficult to attract patients to our hospitals and could affect our profitability.



         Nationwide, hospitals are experiencing a shortage of nursing professionals, a trend which many industry observers expect to continue over the next decade. If the supply of qualified nurses or other healthcare professionals declines in the markets in which our hospitals operate, it may result in increased labor expenses and lower operating margins at those hospitals.


WE DEPEND HEAVILY ON KEY PERSONNEL, AND LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY SENIOR OR A SIGNIFICANT PORTION OF OUR LOCAL MANAGEMENT PERSONNEL COULD WEAKEN OUR MANAGEMENT TEAM AND OUR ABILITY TO DELIVER HEALTH CARE SERVICES EFFICIENTLY.

         Our success largely depends on the skills, experience and efforts of our senior management. Our operations also are dependent on the efforts, ability and experience of key members of our local management staff. The loss of services of one or more members of our senior management or of a significant portion of any of our local management staff could weaken significantly our management expertise and our ability to deliver health care services efficiently. We do not maintain key man life insurance policies on any of our officers.

OTHER HOSPITALS PROVIDE SIMILAR SERVICES, WHICH MAY RAISE THE LEVEL OF COMPETITION FACED BY OUR HOSPITALS.



         In all geographical areas in which we operate, there are other hospitals that provide comparable services to those offered by our hospitals, some of which are owned by governmental agencies and supported by tax revenues, and others of which are owned by not-for-profit corporations and may be supported to a large extent by endowments and charitable contributions. Some of these competitors are larger, may be more established and may have more capital and other resources than we do. Many of our hospitals attempt to attract patients from surrounding counties and communities, including communities in which a competing hospital exists. If our competitors are able to finance capital improvements and expand services at their facilities, we may be unable to attract patients away from these hospitals.


WE MAY BE SUBJECT TO LIABILITIES BECAUSE OF CLAIMS BROUGHT AGAINST OUR OWNED AND LEASED HOSPITALS. IN ADDITION, IF WE ACQUIRE HOSPITALS WITH UNKNOWN OR CONTINGENT LIABILITIES, WE COULD BECOME LIABLE FOR MATERIAL OBLIGATIONS.

         In recent years, plaintiffs have brought actions against hospitals and other health care providers, alleging malpractice, product liability or other legal theories. Many of these actions involved large claims and significant defense costs. We maintain professional malpractice liability insurance and general liability insurance in amounts that management believes are sufficient for its operations to cover claims arising out of the operations of its owned and leased hospitals. Some of the claims, however, could exceed the scope of the coverage in effect or coverage of particular claims could be denied. While our professional and other liability insurance has been adequate in the past to provide for liability claims, such insurance may not be available for us to maintain adequate levels of insurance.


         In addition, hospitals that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although we obtain contractual indemnification from sellers covering these matters, such indemnification may be insufficient to cover material claims or liabilities for past activities of acquired hospitals.

WE MAY BE SUBJECT TO LIABILITIES BECAUSE OF CLAIMS ARISING FROM OUR HOSPITAL MANAGEMENT ACTIVITIES.


         We may be subject to liabilities from the acts, omissions and liabilities of the employees of hospitals we manage or from the actions of our employees in connection with the management of such hospitals. Our hospital management contracts generally require the hospitals we manage to indemnify us against certain claims and to maintain specified amounts of insurance. The hospitals, however, may not maintain such insurance and indemnification may not be available to us. Recently, other hospital management companies have been subject to complaints alleging that these companies violated laws on behalf of hospitals they managed. In some cases, plaintiffs brought actions against the managing company instead of, or in addition to, their individually managed hospital clients for these violations. Our managed hospitals or other third parties may not hold us harmless for any losses we incur arising out of the acts, omissions and liabilities of the employees of the hospitals we manage. If the courts determine that we are liable for amounts exceeding the limits of any insurance coverage or for claims outside the scope of that coverage or any indemnity, or if any indemnity agreement is determined to be unenforceable, then the resulting liability could affect adversely our business, results of operations and financial condition.



THE NOTES ARE SUBORDINATED TO ANY EXISTING AND FUTURE SENIOR INDEBTEDNESS, WHICH MAY RESTRICT OR PROHIBIT US FROM MAKING PAYMENTS ON THE NOTES.

         The notes are contractually subordinated in right of payment to our existing and future Senior Indebtedness (as the term is defined in the indenture under which the notes were issued). As of December 31, 2000, we had approximately $36.7 million of Senior Indebtedness. This liability ranks prior in right of payment to the notes. The indenture does not limit the creation of additional indebtedness. Any significant additional indebtedness incurred may impact adversely our ability to service our debt, including the notes. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full. As a result of these payments, our general creditors may recover more, ratably, than the holders of the notes. In addition, under some circumstances described in our Senior Indebtedness agreements, the holders of our Senior Indebtedness may restrict or prohibit us from making payments on the notes.

OUR LEVERAGE COULD AFFECT ADVERSELY OUR ABILITY TO RUN OUR BUSINESS.


         We have now and will continue to have a significant amount of indebtedness. We currently have $162.1 million of long-term obligations outstanding, net of current maturities and excluding $24.6 million in financings under the end-loaded lease facility portion of our credit facility, and have additional availability under our credit facility of $264.3 million. This indebtedness could affect our business in the following ways:

         - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

         - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for working capital, capital expenditures, acquisitions and general corporate purposes;

         - make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

         - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

         - place us at a competitive disadvantage compared to our competitors that have less debt; and

         -        limit our ability to borrow additional funds.


RESTRICTIVE DEBT COVENANTS IN OUR CREDIT FACILITY LIMIT OUR OPERATIONAL AND CAPITAL FLEXIBILITY, WHICH COULD AFFECT OUR ABILITY TO FINANCE FUTURE OPERATIONS OR CAPITAL NEEDS.


         Our credit facility contains significant covenants that, among other things, restrict our ability to:

         -        dispose of assets;

         -        incur additional indebtedness;

         -        pay dividends on or repurchase our common stock;

         -        merge or consolidate; and

         -        engage in transactions with affiliates.


         These restrictions could affect adversely our ability to finance our future operations or capital needs or engage in other business activities that may be in the best interests of our stockholders.


         Also, our credit facility requires us to maintain compliance with the financial ratios included in that facility. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our credit facility. If a default were to occur, the lenders could require us to repay all borrowings outstanding under our credit facility or require us to apply all of our available cash to repay these borrowings. We cannot assure you that, if the indebtedness under our credit facility were accelerated, our assets would be sufficient to repay this indebtedness.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE. FLUCTUATIONS IN THE MARKET PRICE FOR OUR COMMON STOCK MAY AFFECT THE PRICE OF THE NOTES.

         The trading price of our common stock has been and may continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including:

         -        quarterly variations in operating results;

         - changes in financial estimates and recommendations by securities analysts;

         - the operating and stock price performance of other companies that investors may deem comparable;

         - news reports relating to trends in our industry and the markets in which we operate;

         -        acquisitions and financings; and

         -        sales of blocks of stock by insiders.

         The majority of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into common stock, fluctuations in the trading price of our common stock may affect the price of the notes.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES, IF REQUIRED.

         In some circumstances involving a change of control, the holders of the notes may require us to repurchase some or all of the notes. We may not have sufficient financial resources at such time, or the ability to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, by the terms of other agreements relating to our existing indebtedness ranking senior to the notes and as such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior indebtedness in order to make such payments.

ABSENCE OF AN EXISTING ACTIVE PUBLIC MARKET MAY NEGATIVELY AFFECT THE LIQUIDITY OF THE NOTES.

         Upon their original issuance, the notes became eligible for trading on The PORTAL Market. The notes sold pursuant to this prospectus, however, will no longer be eligible for trading on The PORTAL Market, and we do not intend to apply for listing of the notes on any securities exchange or quotation system. An active trading market for the notes may not develop. Moreover, even though a market may develop, the demand for the notes may not be sufficient to allow holders to sell their notes or sell the notes at an acceptable price. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.


ANY RATING OF THE NOTES MAY CAUSE THEIR TRADING PRICE TO FALL.

         If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies also may lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

                           FORWARD-LOOKING STATEMENTS

         Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

         -        the highly competitive nature of the health care business;

         - the efforts of insurers, health care providers and others to contain health care costs;

         - possible changes in the levels and terms of reimbursement for our charges by government programs, including Medicare and Medicaid or other third-party payors;

         - changes in or failure to comply with federal, state or local laws and regulations affecting the health care industry;

         -        the possible enactment of federal or state health care reform;

         -        the departure of key members of our management;

         -        claims and legal actions relating to professional liability;

         - our ability to implement successfully our acquisition and development strategy;

         - our ability to attract and retain qualified personnel and recruit physicians;

         -        potential federal or state investigations;

         - fluctuations in the market value of our common stock or the notes;

         - changes in accounting principles generally accepted in the United States;

         -        use of proceeds;

         - changes in demographic, general economic and business conditions, both nationally and in the regions in which we operate; and

         -        other risk factors described in this prospectus.

         Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

         Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" beginning on page 8 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here also could affect us adversely. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth selected consolidated financial data of:

          - Our predecessor, Brim, Inc. as of and for the year ended December 31, 1995, and as of December 18, 1996 and for the period January 1, 1996 to December 18, 1996, and

          - Our company as of December 31, 1996, 1997, 1998 and 1999 and for the period February 2, 1996 to December 31, 1996 and the years ended December 31, 1997, 1998 and 1999, and as of September 30, 1999 and 2000 and for the nine months ended September 30, 1999 and 2000. Our operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial data for the predecessor and our company for 1995 through 1999 has been derived from the audited consolidated financial statements of the predecessor and our company.

         The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, related notes and audited financial information incorporated in this prospectus by reference. In addition, we would like to advise you that on September 28, 2000, we effected a 3-for-2 stock split of our common stock in the form of a stock dividend. Accordingly, shareholders received one additional share of our common stock for every two shares of common stock they owned. With the exception of our unaudited consolidated financial statements contained in our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000, the consolidated financial statements incorporated by reference into this prospectus do not reflect the stock split. We, however, have adjusted the share and per share data for all periods presented in the selected consolidated financial data in the table set forth below to give retroactive effect to the stock split.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                  BRIM (PREDECESSOR)(1)(2)                          PROVINCE (SUCCESSOR)(1)(2)
                                  ------------------------    -----------------------------------------------------------------
                                                               PERIOD
                                     YEAR        PERIOD        FEB. 2,                                           NINE MONTHS
                                    ENDED     JAN. 1, 1996     1996 TO        YEAR ENDED DECEMBER 31,          ENDED SEPT. 30,
                                   DEC. 31,    TO DEC. 18,    DEC. 31,    --------------------------------   -------------------
                                     1995         1996          1996         1997        1998       1999       1999       2000
                                   ---------    ---------    ---------    ---------    --------   --------   --------   --------
INCOME STATEMENT DATA:
Net operating revenue ..........   $ 101,214    $ 112,600    $  17,255    $ 170,527    $238,855   $346,692   $240,153   $346,614
Income (loss) from continuing
    operations .................       3,369       (5,307)      (1,316)       4,075      10,007     14,501     10,396     16,185
Net income (loss) ..............       3,105          708       (1,578)       4,075      10,007     14,501     10,396     16,185
Net income (loss) to common
    shareholders ...............                                (1,750)      (1,002)      9,311     14,501     10,396     16,185
Net income (loss) per share to
    common shareholders--diluted                                 (0.41)       (0.12)       0.45       0.60       0.43       0.56
Cash dividends declared per
    common share ...............                                    --           --          --         --         --         --
Ratio of earnings to fixed
    charges(3) .................                                              1.77x       2.42x      2.55x      2.71x      2.78x
Pro forma ratio of earnings to
    fixed charges(4)............                                                                     2.95x                 3.03x
BALANCE SHEET DATA (AT END
    OF PERIOD):
Total assets ...................   $  50,888    $  76,998    $ 160,521    $ 176,461    $339,377   $502,213   $472,841   $563,032
Long-term obligations, less
    current maturities .........       7,161       75,995       77,789       83,043     134,301    259,992    251,432    195,064
Mandatory redeemable
    preferred stock ............       8,816       31,824       46,227       50,162          --         --         --         --
Common stockholders' equity
    (deficit) ..................      15,366      (56,308)        (490)      (1,056)    169,191    184,359    180,000    309,566

(1) Our company was formed on February 2, 1996. On December 18, 1996, Brim, Inc. completed a leveraged recapitalization. Immediately thereafter on December 18, 1996, we acquired Brim, Inc. in a transaction accounted for as a reverse acquisition. Therefore, the assets and liabilities of Brim, Inc. were recorded at fair value as required by the purchase method of accounting, and the operations of Brim, Inc. were reflected in the operations of the combined enterprise from the date of acquisition. Because our company had been in existence for less than a year at December 31, 1996, and because Brim, Inc. had been in existence for several years, we were considered the successor to Brim, Inc.'s operations. The balance sheet data of Brim, Inc. as of December 18, 1996 represents the historical cost basis of Brim, Inc.'s assets and liabilities after the leveraged recapitalization but prior to the reverse acquisition.

(2) The financial data of the predecessor and successor for the periods presented are not strictly comparable due to the significant effect that acquisitions, divestitures and the recapitalization of Brim, Inc. have had on such data.

(3) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means income
          (loss) from continuing operations before provision for income taxes and extraordinary items plus fixed charges (other than capitalized interest). "Fixed charges" means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt plus debt related fees and amortization of deferred financing costs. The ratio of earnings to fixed charges for the year ended December 31, 1995 and the period January 1 to December 18, 1996 is not presented because of a lack of comparability between the capital structure of our company and that of its predecessor. Earnings were inadequate to cover fixed charges by $2,017,000 for the period February 2, 1996 to December 31, 1996.

(4) The pro forma ratio of earnings to fixed charges gives effect to the net decrease in the interest expense resulting from the sale of the notes in November 2000 and the application of the net proceeds thereof to the repayment of existing debt, as if such transactions had occurred at the beginning of the periods presented; such ratio does not give effect to any other pro forma events. The ratio has been computed using an assumed interest rate of 4 1/2%.

                      2000 CONSOLIDATED FINANCIAL RESULTS

         On February 21, 2001, we announced our consolidated financial results for the fourth quarter and year ended December 31, 2000. The following table summarizes these results, compared with the results for the same periods in 1999:



                                      (In thousands, except per share data)
                                  Three Months Ended             Year Ended
                                     December 31,               December 31,
                                 ---------------------     ---------------------
                                   2000         1999         2000         1999
                                 --------     --------     --------     --------
Net operating revenue........... $123,244     $106,539     $469,858     $346,692
Net income......................    3,753        4,105       19,938       14,501
Earnings per share - basic......     0.12         0.17         0.70         0.61
Earnings per share - diluted....     0.11         0.17         0.67         0.60
Total assets....................  530,852      497,616      530,852      497,616



         On a pro forma basis, after adjusting the actual net income to exclude the effect of the sales of two hospitals and an office building, diluted earnings per share was $0.23 for the quarter and $0.79 for the year.


         In the opinion of management, the summarized financial information above contains all material adjustments, consisting only of normal recurring adjustments, necessary to present fairly our consolidated summarized financial position and results of operations as of and for the periods stated.



                                 USE OF PROCEEDS

         The selling securityholders will receive all of the proceeds from the sale of the notes and common stock under this prospectus. We will not receive any of the proceeds from the sales by any selling securityholders of notes or the underlying common stock.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our capital stock. We currently intend to retain our earnings for use in our business and therefore do not anticipate declaring or paying any cash dividends in the foreseeable future. Our credit facility prohibits us from paying dividends other than dividends paid in our common stock. Any future determination to declare or pay cash dividends will be made by our board of directors in light of our earnings, financial position, capital requirements, credit agreements and such other factors as our board of directors deems relevant at such time.

                            DESCRIPTION OF THE NOTES

         The notes were issued under an indenture between us and National City Bank, as trustee, dated November 20, 2000. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement. We will make copies of the indenture, notes and registration rights agreement available to prospective investors in the notes upon request to us. A copy of the indenture is filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus forms a part.

         The following description of provisions of the notes is not complete and is subject to, and qualified in its entirety by reference to, the notes, the indenture and the registration rights agreement. We urge you to read the indenture because it defines your rights as a holder of the notes. Terms not defined in this description have the meaning given them in the indenture. As used in this description, the words "we," "us," "our" or "Province" do not include any current or future subsidiary of Province Healthcare Company.

GENERAL

         The notes are general unsecured obligations of Province and rank junior in right of payment to all of our existing and future senior debt and are convertible into our common stock as described under "--Conversion Rights" below. The notes were issued in an aggregate principal amount of $150,000,000, and mature on November 20, 2005, unless earlier redeemed by us or repurchased by us at the option of the holder upon the occurrence of a change of control (as defined below).

         The notes bear interest from November 20, 2000 at the rate of 4 1/2% per year. Interest is payable semi-annually on May 20 and November 20 of each year to holders of record at the close of business on the preceding May 5 and November 5, respectively, beginning May 20, 2001. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

         Principal is payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York.

         The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of Senior Indebtedness or any other indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a change of control of Province except to the extent described under "--Repurchase at Option of Holders Upon a Change of Control" below.

BOOK-ENTRY FORM

         The notes were offered only to qualified institutional buyers as defined in Rule 144A under the Securities Act. The notes were issued in the form of a global security held in book-entry form. The Depository Trust Company, New York, New York ("DTC") or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global security or the indenture provided to the holder of the notes. Province and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global security.

         Certificated notes may be issued in exchange for beneficial interests in notes represented by the global security only in the limited circumstances set forth in the indenture.

CONVERSION RIGHTS

         The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock.

         If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes, other than notes called for redemption, must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of the conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless we default in payment of the redemption price.

         A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the note, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

         The initial conversion price will be adjusted for certain events, including:

                  (1) the issuance of our common stock as a dividend or distribution on our common stock;

                  (2) certain subdivisions and combinations of our common stock;

                  (3) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

                  (4) the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding: (A) those rights and warrants referred to above and dividends, (B) distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends, or (C) distributions paid exclusively in cash);

                  (5) dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock and the number of shares of our common stock then outstanding; and

                  (6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of that tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

         No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

         In the case of:

         - any reclassification or change of our common stock (other than changes resulting from a subdivision or combination) or

         - a consolidation, merger or combination involving us or a sale or conveyance to another corporation of all or substantially all of our property and assets,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

         If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Federal Income Tax Considerations."

         We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY PROVINCE

         At any time on or after November 20, 2003, we may redeem some or all of the notes on at least 30 but not more than 60 days' notice, at the following prices (expressed in percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

                                                              REDEMPTION
         DURING THE TWELVE MONTHS COMMENCING                     PRICE
         -----------------------------------                     -----
         November 20, 2003...................................   101.80%
         November 20, 2004...................................   100.90%

         If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

         No sinking fund is provided for the notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

         If a change of control (as defined below) occurs, each holder of notes will have the right to require us to repurchase all of that holder's notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

         Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock if we so elect in the notice referred to below. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

         Within 30 days after the occurrence of a change of control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the change of control and of their resulting repurchase right. We also must deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

         Under the indenture, a "change of control" of Province will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

         - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

         - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

                          (1) any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; and

                          (2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

         The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

         Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

         The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

         Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change in control could cause an event of default under, or be prohibited or limited by, the terms of existing or future senior debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future senior debt. See "--Subordination" below.

SUBORDINATION

         The payment of principal of, premium, if any, and interest on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness whether outstanding on the date of the indenture or thereafter incurred.

         In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to Province or to its assets, or any liquidation, dissolution or other winding-up of Province, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of Province (except in connection with the consolidation or merger of Province or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under "--Merger and Sales of Assets" below), the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Senior Indebtedness, or provision shall be made for such payment in full, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of Province or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities")) on account of principal of, or premium, if any, or interest on the notes; and any payment or distribution of assets of Province of any kind or character, whether in cash, property or securities (other than a payment or distribution in the form of Permitted Junior Securities), by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of Senior Indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any current payment or distribution to the holders of such Senior Indebtedness.

         No payment or distribution of any assets of Province of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities), may be made by or on behalf of Province on account of principal of, premium, if any, or interest on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any default in payment (whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest on Designated Senior Indebtedness (as defined below) beyond any applicable grace period (a "Payment Default") until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents.

         No payment or distribution of any assets of Province of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities), may be made by or on behalf of Province on account of principal of, premium, if any, or interest on the notes or on account of the purchase, redemption or other acquisition of notes for the period specified below (a "Payment Blockage Period") upon the occurrence of any default or event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated (a "Non-Payment Default") and receipt by the trustee of written notice thereof from the trustee or other representative of holders of Designated Senior Indebtedness.

         The Payment Blockage Period will commence upon the date of receipt by the trustee of written notice from the trustee or such other representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of:

                 (1) 179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated);

                 (2) the date on which such Non-Payment Default is cured, waived or ceases to exist;

                 (3) the date on which such Designated Senior Indebtedness is discharged or paid in full; or

                 (4) the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or Province from the trustee or such other representative initiating such Payment Blockage Period, after which Province will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

         In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then and in such event such payment shall be paid over and delivered by such trustee or holder to the trustee or any other representative of holders of Senior Indebtedness, as their interest may appear, for application to Senior Indebtedness. After all Senior Indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of Senior Indebtedness.

         Failure by Province to make any required payment in respect of the notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders of the notes will have the right to accelerate the maturity thereof. See "--Events of Default."

         By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of Province, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of notes. Moreover, the notes will be structurally subordinated to the liabilities of subsidiaries of Province.

         At December 31, 2000:

         - outstanding Senior Indebtedness of Province was approximately $36.7 million; and

         - Province had no subordinated indebtedness other than the notes.

         "Designated Senior Indebtedness" means:

         -        all Senior Indebtedness under the Senior Credit Agreement; and

         - any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding of at least $25.0 million and that has been specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" of Province.

         "indebtedness" means, with respect to any person, without duplication:

         - all liabilities of such person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

         - all obligations of such person evidenced by bonds, notes, debentures or other similar instruments;

         - indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business;

         -        all capitalized lease obligations of such person;

         - all obligations of such person under or in respect of interest rate agreements or currency agreements;

         - all indebtedness referred to in (but not excluded from) the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or with respect to property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

         - all guarantees by such person of indebtedness referred to in this definition or of any other person;

         - all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and

         - the present value of the obligation of such person as lessee for net rental payments (excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments) during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with accounting principles generally accepted in the United States.

         "Redeemable Capital Stock" means any class of our capital stock that, either by its terms, by the terms of any securities into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed (whether by sinking fund or otherwise) prior to the date that is 91 days after the final scheduled maturity of the notes or is redeemable at the option of the holder thereof at any time prior to such date, or is convertible into or exchangeable for debt securities at any time prior to such date (unless it is convertible or exchangeable solely at our option).

         "Senior Credit Agreement" means collectively, (i) the Second Amended and Restated Credit Agreement dated as of September 10, 1999, among Province, the lenders party thereto and First Union National Bank, as agent, providing for a revolving credit facility and (ii) the Participation Agreement dated as of March 30, 1998, as amended by Amendment No. 1 dated as of September 10, 1999, among Province, certain guarantors, First Security Bank, National Association, as Owner Trustee and First Union National Bank as agent for the lenders and holders providing for an end-loaded lease facility, as such agreements may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time, including, without limitation, any increase in the principal amount of debt thereunder.

         "Senior Indebtedness" means:

         - all obligations of Province, now or hereafter existing, under or in respect of the Senior Credit Agreement and the documents and instruments executed in connection therewith, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against Province under bankruptcy law, whether or not such interest is allowed as a claim after such filing in any proceeding under such law) and other amounts due in connection therewith (including, without limitation, any fees, premiums, expenses, reimbursement obligations with respect to letters of credit and indemnities), whether outstanding on the date of the indenture or thereafter created, incurred or assumed; and

         - the principal of, premium, if any, and interest on all other indebtedness of Province (other than the notes), whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the notes.

         Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

         -        indebtedness evidenced by the notes;

         - indebtedness of Province that is expressly subordinated in right of payment to any other indebtedness of Province;

         - indebtedness of Province that by operation of law is subordinate to any general unsecured obligations of Province;

         - any liability for federal, state or local taxes or other taxes, owed or owing by Province;

         - accounts payable or other liabilities owed or owing by Province to trade creditors (including guarantees thereof or instruments evidencing such liabilities);

         - amounts owed by Province for compensation to employees or for services rendered to Province;

         - indebtedness of Province to any subsidiary or any other affiliate of Province or any of such affiliate's subsidiaries;

         -        capital stock of Province;

         - indebtedness evidenced by any guarantee of any indebtedness ranking equal or junior in right of payment to the notes; and

         - indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to Province.

EVENTS OF DEFAULT

         Each of the following constitutes an event of default under the indenture:

         (1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

         (2) our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

         (3) our failure to deliver shares of common stock, together with cash in lieu of fractional shares, when such common stock or cash in lieu of fractional shares is required to be delivered upon conversion of a note that continues for ten days after such delivery date;

         (4) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

         (5) (A) one or more defaults in the payment of principal of or premium, if any, on any of our indebtedness aggregating $5.0 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived within a thirty day period after the date of such default or (B) any of our indebtedness aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a thirty day period after the date of such acceleration;

         (6) certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

         (7) our filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

         The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

         If an event of default specified in clause (6) or clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) or clause (7) above (the default not having been cured or waived as provided under "--Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MERGERS AND SALES OF ASSETS

         We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

         - the surviving corporation assumes all our obligations under the indenture and the notes;

         - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

         -        certain other conditions are met.

MODIFICATIONS AND WAIVER

         The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of notes;

         -        surrendering any right or power conferred upon us;

         - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

         - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

         - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

         - making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

         - adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

         Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

         However, no such modification, amendment or waiver may, without the written consent of the holder of each note affected:

         - change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

         - reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

         - change the currency of payment of such note or interest thereon;

         - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

         - modify our obligations to maintain an office or agency in New York City;

         - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the notes;

         - modify the subordination provisions of the notes in a manner adverse to the holders of notes; or

         - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

SATISFACTION AND DISCHARGE

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

         - all outstanding notes will become due and payable at their scheduled maturity within one year; or

         - all outstanding notes are scheduled for redemption within one year,

         - and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the notes.

GOVERNING LAW

         The indenture and the notes are governed by, and shall be construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

         National City Bank, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. First Union National Bank is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

REGISTRATION RIGHTS

         When we issued the notes, we entered into a registration rights agreement with the initial purchasers of the notes. As required under that agreement, we have filed with the Securities and Exchange Commission, at our expense, a shelf registration statement, of which this prospectus forms a part, covering the resale by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use our best efforts to:

         - cause such registration statement to become effective as promptly as is practicable, but in no event later than 150 days after the earliest date of original issuance of any of the notes; and

         -        keep the registration statement effective until the earlier of
                  (A) such date that is two years after the last date of original issuance of any of the notes; (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the U.S. Securities Act of 1933 or any successor rule thereto or otherwise; or (C) the sale pursuant to the shelf registration statement of all securities registered thereunder.

         We have agreed to provide to each registered holder copies of this prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in this prospectus (or a supplement to this prospectus) and to deliver this prospectus (together with any prospectus supplement) to purchasers. The holder also is bound by the provisions of the registration rights agreement that is applicable to that holder (including certain indemnification provisions).

         We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period.

         If,

         - on the 90th day following the earliest date of original issuance of any of the notes, the shelf registration statement of which this prospectus is a part has not been filed with the SEC; or

         - on the 150th day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective; or

         - the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

         - the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph (each, a "registration default"),

then additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

         - an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

         - an additional 0.5% of the principal amount from and after the 91st day following such registration default.

         In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

         The summary herein of certain provisions of the registration rights agreement between Province and the initial purchasers is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part or is available upon request to Province.

         Upon their original issuance, the notes became eligible for trading on The PORTAL Market. The notes sold pursuant to this prospectus, however, will no longer be eligible for trading on The PORTAL Market, and we do not intend to apply for listing of the notes on any securities exchange or quotation system. We can not assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain U.S. federal income tax consequences to a holder with respect to the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note as of the date hereof. This summary is generally limited to holders who will hold the notes and the shares of common stock into which the notes are convertible as capital assets and does not deal with special situations including those that may apply to particular holders such as exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, commodities or foreign currencies, financial institutions, insurance companies, regulated investment companies, holders whose "functional currency" is not the U.S. dollar and persons who hold the notes or shares of common stock in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction.

         The federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the "IRS," now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

         As used herein, the term "U.S. holder" means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for U.S. federal income tax purposes:

         -       an individual who is a citizen or resident of the United
                 States;

         - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury Regulations);

         - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

         - a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

         As used herein, a "non-U.S. holder" means a holder that is not a U.S. holder. Non-U.S. holders are subject to special U.S. federal income tax considerations, some of which are discussed below. While the following does not purport to discuss all tax matters relating to the notes or the common stock acquired upon conversion of a note, the following are the material tax consequences associated with the purchase, ownership and disposition of the notes and common stock acquired upon conversion of a note, subject to the qualifications set forth below. This discussion does not address the tax consequences arising under any state, local or foreign law. In addition, this summary does not consider the effect of the federal estate or gift tax laws (except as set forth below with respect to non-U.S. holders).

         Based on currently applicable authorities, we will treat the notes as indebtedness for U.S. federal income tax purposes. However, since the notes have certain equity characteristics, it is possible that the IRS will contend that the notes should be treated as an equity interest in, rather than indebtedness of Province. Except as otherwise noted, the remainder of this discussion assumes that the notes will constitute indebtedness for U.S. federal income tax purposes.

         INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

  Taxation of Interest

         U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. For example, the interest rate on the notes is subject to increase by the payment of liquidated damages if the notes are not registered with the SEC within prescribed time periods. We intend to treat the possibility that we will pay any such excess amounts as a remote or incidental contingency, within the meaning of applicable Treasury Regulations and, therefore, we believe that these possibilities will not affect the determination of the yield to maturity on the notes. In the unlikely event an additional amount becomes due on the notes, we believe U.S. holders will be taxable on such amount at the time it accrues or is received in accordance with each such holder's method of tax accounting. Our determination that these amounts are incidental and that there is a remote likelihood of paying additional amounts on the notes is binding on each U.S. holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS.

  Conversion or Repurchase for Common Stock

         A U.S. holder should not recognize income, gain or loss upon conversion of the notes solely into our common stock (except with respect to any amounts attributable to accrued interest on the notes, which will be treated as interest for U.S. federal income tax purposes), and except with respect to cash received in lieu of fractional shares, and with respect to market discount, as described below under "--Market Discount." If we repurchase a note in exchange for common stock pursuant to exercise of the repurchase right, although the matter is not entirely clear, such exchange should be treated in the same manner as a conversion of the note as described in the preceding sentence. The U.S. holder's tax basis in the common stock received on conversion or repurchase of a note for common stock pursuant to the repurchase right should be the same as the U.S. holder's adjusted tax basis in the notes exchanged therefore at the time of conversion or repurchase (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion or repurchase should include the holding period of the notes that were converted or repurchased.

         Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock or upon a repurchase for common stock of a note pursuant to exercise of the repurchase right will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis in the fractional share.

  Dividends on Common Stock

         We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if we do make distributions on our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any such distributions in excess of the holder's basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, dividends paid to holders that are U.S. corporations will qualify for the dividends-received deduction so long as there are sufficient earnings and profits.

  Sale, Redemption or Repurchase for Cash

         Except as set forth above under "--Conversion or Repurchase for Common Stock," and below under "--Market Discount," U.S. holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase by us for cash pursuant to the repurchase right, or other taxable disposition of the notes or common stock in an amount equal to the difference between:

         - the U.S. holder's adjusted tax basis in the notes or common stock (as the case may be); and

         - the amount of cash and fair market value of any property received from such disposition (other than amounts attributable to accrued interest on the notes, which will be treated as interest for U.S. federal income tax purposes).

         A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder, increased by market discount previously included in income by the U.S. holder and reduced by any amortized premium. (For a discussion of the holder's basis in shares of our common stock, see "--Conversion or Repurchase for Common Stock").

         In general, gain or loss realized from the taxable disposition of the notes or common stock will be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes for more than one year) and losses (the deductibility of which is subject to limitations).

  Market Discount

         The resale of notes may be affected by the impact on a purchaser of the "market discount" provisions of the Internal Revenue Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. holder's adjusted tax basis in the note. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of the note to the extent of the "accrued market discount" on the note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

  Amortizable Premium

         A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium, referred to as "Section 171 premium," from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. A U.S. holder who elects to amortize the note premium must reduce his tax basis in the note as described above under "--Sale, Redemption or Repurchase for Cash." Bond premium on a note held by a U.S. holder that does not make the election to amortize will decrease the gain or increase the loss otherwise recognized upon disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

  Adjustment of Conversion Price

         The conversion price of the notes is subject to adjustment under certain circumstances, see "Description of the Notes--Conversion Rights." Certain adjustments to (or the failure to make such adjustments to) the conversion price of the notes that increase the proportionate interest of a U.S. holder in our assets or earnings and profits may result in a taxable constructive distribution to the U.S. holders of the notes, whether or not the U.S. holders ever convert the notes. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders) to the extent of our current or accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces the U.S. holder's tax basis in the notes to the extent thereof and thereafter as gain from the sale or exchange of the notes. Generally, a U.S. holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property.

  Backup Withholding and Information Reporting

         Certain noncorporate U.S. holders may be subject to IRS information reporting and backup withholding at a rate of 31% on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. holder:

         - fails to furnish its taxpayer identification number, referred to as a "TIN";

         -        furnishes an incorrect TIN;

         - is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

         - under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

         The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

NON-U.S. HOLDERS

  Payments of Interest

         Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will not be subject to U.S. federal withholding tax where such interest is not effectively connected with the conduct of a trade or business within the U.S. by such non-U.S. holder if:

         - such non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

         - such non-U.S. holder is not (a) a controlled foreign corporation for U.S. federal income tax purposes that is related to us through stock ownership or (b) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

         - the certification requirements, as described below, are satisfied.

         Interest on notes not excluded from U.S. federal withholding tax generally will be subject to withholding at a 30% rate, except where a non-U.S. holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to the IRS.

         To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. person and must provide such owner's name and address, and TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a "Financial Institution," and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). For notes held by a foreign partnership, unless the foreign partnership has entered into a withholding agreement with the IRS, a foreign partnership will be required, in addition to providing a Form W-8IMY, to attach an appropriate certification by each partner. A look-through rule will apply in the case of tiered partnerships. Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding possible additional reporting requirements.

         If a non-U.S. holder of a note is engaged in a trade or business in the United States and if interest on the note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. Such a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such non-U.S. holder so engaged is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

  Conversion of Notes

         A non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "--Sale or Exchange of Notes or Common Stock" below.

  Adjustment of Conversion Price

         The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S. Holders--Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "--Distributions on Common Stock" below.

  Distributions on Common Stock

         We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if we do make distributions on our common stock, the distributions will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Except as described below, dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable). A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

         If dividends paid to a non-U.S. holder are effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder furnishes to us or another payor a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-U.S. person, and the dividends are effectively connected with the holder's conduct of a U.S. trade or business and are includible in the holder's gross income. Effectively connected dividends will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax).

  Sale or Exchange of Notes or Common Stock

         A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

         - the holder is an individual who was present in the United States for 183 days or more during the taxable year and (a) such holder has a "tax home" in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such holder;

         - the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States; or

         - we are or have been a U.S. real property holding corporation at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

         If we were to become a U.S. real property holding corporation, a non-U.S. holder might be subject to U.S. federal income tax with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a U.S. real property interest would be creditable against such non-U.S. holder's U.S. federal income tax liability and might entitle such non-U.S. holder to a refund upon furnishing required information to the IRS. However, in the case of a sale of our common stock, such gain would not be subject to federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder disposing of our common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of our common stock.

  U.S. Estate Tax

         Notes owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of death, referred to as a "nonresident decedent," will not be includible in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of such nonresident decedent's death, provided that, at the time of death, the nonresident descendant does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such notes would not have been effectively connected with the conduct of a U.S. trade or business by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be includible in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to U.S. federal estate tax on property includible in the estate for U.S. federal estate tax purposes.

  Backup Withholding and Information Reporting

         A non-U.S. holder will generally not be subject to information reporting or backup withholding (imposed at the rate of 31%) with respect to payments of interest on the notes or dividends on common stock and proceeds from the sale or other disposition of the notes or common stock to or through a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and the payor or broker does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person and the non-U.S. holder has furnished to the payor or broker:

         - a valid IRS Form W-8BEN certifying, under penalties of perjury, status as a non-U.S. person;

         - other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations; or

         -        otherwise establishes an exemption.

         The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting, but not backup withholding, if it is to or through a foreign office of a broker that is:

         -        a U.S. person,

         - a controlled foreign corporation for U.S. federal income tax purposes,

         - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

         - a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption.

         Any amounts withheld under the backup withholding rates from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

         THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                          DESCRIPTION OF CAPITAL STOCK


         Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share; and 100,000 shares of preferred stock. As of February 15, 2001, there were 31,092,893 shares of common stock outstanding held of record by 766 stockholders, and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are only summaries, and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have filed previously with the Securities and Exchange Commission.


COMMON STOCK

         Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

PREFERRED STOCK

         Our board of directors may from time to time, without stockholder approval, designate one or more series of preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuances of preferred stock could:

         - restrict the payment of dividends on common stock if dividends on the preferred stock have not been paid in full;

         - dilute the voting power and equity interests of holders of common stock to the extent the preferred stock is convertible into common stock or has voting rights; or

         - prevent the holders of common stock from participating in the distribution of our assets upon liquidation until any liquidation preferences held by the holders of preferred stock are satisfied.

         In addition, issuances of preferred stock could make it harder for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

OPTIONS


         As of February 15, 2001, there were outstanding options for the purchase of 2,522,319 shares of our common stock at a weighted average exercise price of $12.98 per share, and 1,906,039 shares of common stock reserved for future grant or issuance under our 1997 stock option plan and 12,476 shares of common stock reserved for issuance under our employee stock purchase plan.


CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS


         Provisions in our certificate of incorporation, bylaws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporation Law, which provides that a person who owns (or within three years, did own) 15% or more of a company's voting stock is an "interested stockholder." Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

         - the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

         - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

         - at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.66% of the outstanding voting stock.

         Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

         Our certificate of incorporation and bylaws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by the board of directors.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The registrant's certificate of incorporation provides that, to the fullest extent provided by Delaware law, no director of the registrant shall be liable to the registrant or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the registrant or its stockholders. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

-    breach of the director's duty of loyalty;

- acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

- the unlawful payment of a dividend or unlawful stock purchase or redemption; and

- any transaction from which the director derives an improper personal benefit.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is First Union National Bank. Its address is 1525 West WT Harris Boulevard, Building 3C3, Charlotte, NC 28262-1153, and its telephone number at this location is (704) 590-7385.

                             SELLING SECURITYHOLDERS

         The notes originally were issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, UBS Warburg LLC, First Union Securities, Inc. and Robertson Stephens, Inc. as the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and the common stock into which the notes are convertible pursuant to this prospectus. The selling securityholders may offer all, some or none of the notes and the common stock into which the notes are convertible.


         The table below sets forth information, as of February 26, 2001, with respect to the selling securityholders and the principal amounts of notes and amounts of common stock beneficially owned by each selling holder that may be offered under this prospectus by the selling securityholders. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes or common stock in transactions exempt from the registration requirements of the Securities Act.


         Because the selling securityholders may offer all or some portion of the notes or the common stock to be offered by them, we cannot estimate the amount of the completion of any sales.

         Some of the initial purchasers of the notes and Deutsche Bank Securities, Inc. or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Credit Suisse First Boston Corporation and First Union Securities, Inc., each of which was an initial purchaser of the notes, are affiliates of a lender under our revolving credit facility. Such affiliates of Credit Suisse First Boston Corporation and First Union Securities, Inc. received their proportionate share of the repayment by us of amounts outstanding under our revolving credit facility from the sale of the notes to the initial purchasers. To our knowledge, none of the other selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.


                                                         PRINCIPAL AMOUNT OF       PERCENTAGE OF       NUMBER OF SHARES
             NAME OF SELLING SECURITYHOLDER                     NOTES                  NOTES           OF COMMON STOCK
             ------------------------------               OWNED AND OFFERED         OUTSTANDING        THAT MAY BE SOLD
                                                          -----------------         -----------        ----------------
AAM/ZAZOVE Institutional Income Fund, L.P............         $ 1,280,000                * %                 32,268
Aegon U.S.A. Charitable Foundation...................           1,000,000                *                   25,209
Alpine Associates....................................           2,600,000              1.73                  65,544
Alpine Partners, L.P. ...............................             400,000                *                   10,083
Alta Partners Holdings, LDC..........................           4,000,000              2.67                 100,838
Bank Austria Cayman Islands, Ltd.....................           1,600,000              1.07                  40,335
BBT Fund, L.P........................................          13,500,000              9.00                 340,329
BNP Cooper Neff Convertible Strategies Fund, L.P.....           1,000,000                *                   25,209
BNP Paribus Equity Strategies........................          12,000,000              8.00                 302,515
Boulder II Limited...................................           7,700,000              5.13                 194,113
BT Opportunity.......................................           4,000,000              2.67                 100,838
BTS Strategy.........................................           1,000,000               *                    25,209
Castle Convertible Fund, Inc. .......................             750,000               *                    18,907
Chase Manhattan International........................           7,000,000              4.67                 176,467
Citi Small Cap Fund..................................           1,525,000              1.02                  38,444
Clinton Riverside Convertible Portfolio Limited......           4,000,000              2.67                 100,838
Credit Suisse First Boston Corporation...............           3,500,000              2.33                  88,233
Deutsche Bank Securities, Inc........................           4,100,000              2.73                 103,359
Diversified Arb Fund.................................           1,235,000                *                   31,133
Employee Benefit Convertible Securities Fund.........             270,000                *                    6,806
Enhanced Arb Fund....................................           1,235,000                *                   31,133
First Union Securities, Inc..........................           6,750,000              4.50                 170,164
General Motors - LT..................................             706,000                *                   17,797
General Motors Welfare Benefit Trust Arb Fund........           1,413,000                *                   35,621
Grace Brothers, Ltd. .................................          1,500,000              1.00                  37,814
ITT Industries.......................................             176,000                *                    4,436
JMG Capital Partners, L.P. ..........................           2,000,000              1.33                  50,419
JMG Triton Offshore Fund, Ltd. ......................           2,000,000              1.33                  50,419
Kentfield Trading, Ltd. .............................           8,460,000              5.64                 213,273
Lehman Brothers, Inc.................................           5,000,000              3.33                 126,048
Lipper Convertibles, L.P.............................           3,000,000              2.00                  75,628
Mainstay Convertible Fund............................           5,500,000              3.67                 138,652
Mainstay VP Convertible Portfolio....................           2,000,000              1.33                  50,419
Market Neutral Arb Fund..............................           1,235,000                *                   31,133

                                                         PRINCIPAL AMOUNT OF       PERCENTAGE OF       NUMBER OF SHARES
             NAME OF SELLING SECURITYHOLDER                     NOTES                  NOTES           OF COMMON STOCK
             ------------------------------               OWNED AND OFFERED         OUTSTANDING        THAT MAY BE SOLD
                                                          -----------------         -----------        ----------------
Merrill Lynch Pierce Fenner and Smith, Inc...........        $  1,740,000              1.16%                 43,864
Museum of Fine Arts, Boston..........................              10,000                *                      252
Nations Convertible Securities Fund..................           4,700,000              3.13                 118,485
New York Life Separate Account.......................             500,000                *                   12,604
Onex Industrial Partners.............................           4,000,000              2.67                 100,838
Parker-Hannifin Corporation..........................              20,000                *                      504
Pebble Capital Inc...................................           1,650,000              1.10                  41,595
ProMutual............................................              40,000                *                    1,008
Putnam Asset Allocation Funds-Balanced Portfolio.....              90,000                *                    2,268
Putnam Asset Allocation Funds-Conservative Portfolio.              50,000                *                    1,260
Putnam Convertible Income-Growth Trust...............           1,250,000                *                   31,512
Putnam Convertible Opportunities and Income Trust....              30,000                *                      756
Ramius Capital Group Holdings, Ltd...................             400,000                *                   10,083
San Diego County Employees Retirement Association....           2,920,000              1.95                  73,612
SB Small Cap Fund....................................           2,000,000              1.33                  50,419
SB Variable Small Cap Fund...........................              50,000                *                    1,260
Silvercreek Limited Partnership......................           2,150,000              1.43                  54,200
UBS O'Connor, LLC f/b/o UBS Global Equity
   Arbitrage Master Ltd..............................           1,500,000              1.00                  37,814
University of Rochester..............................              10,000                *                      252
Zurich HFR Master Hedge Fund Index, Ltd..............             100,000                *                    2,520
Any other holder of notes or future transferee,
  pledgee, donee or successor of any holder..........          13,355,000              8.9                  336,674
                                                             ------------             -----               ---------

TOTAL................................................        $150,000,000               100%              3,781,413**


------------------
*      Less than 1%.
** Total differs from the amount registered due to the rounding down of fractional shares of common stock issuable to each selling securityholder upon conversion of the notes.

                              PLAN OF DISTRIBUTION


         The selling securityholders will be offering and selling all securities offered and sold under this prospectus. We will not receive any of the proceeds on these sales of these securities. In connection with the initial offering of the notes, we entered into a registration rights agreement dated November 20, 2000 with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules.

Who May Sell and Applicable Restrictions

         The securities may be sold from time to time directly by the selling securityholders or alternatively through underwriters or broker-dealers or agents. The selling securityholders may decide not to sell any of the securities offered under this prospectus, and selling securityholders could transfer, devise or give these securities by other means. If the securities are sold through underwriters or broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions)

         - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

         -        in the over-the-counter market; or

         -        through the writing of options.

In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities, and deliver the securities to close out such short positions, or loan or pledge securities to broker-dealers that in turn may sell such securities.

         To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Prospectus Delivery

         The selling securityholders and any participating underwriters, broker-dealers or agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of such securities may be deemed to be underwriting discounts and commissions under the Securities Act. Because they may be deemed to be underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

         - the name of the selling securityholders and of any participating underwriters, broker-dealers or agents;

         -        the aggregate amount and type of securities being offered;

         - the price at which the securities were sold and other material terms of the offering;

         - any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

         - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

         The prospectus supplement or a post-effective amendment will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities.

Manner of Sales

         The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made through the Nasdaq National Market (in the case of our common stock) or in the over-the-counter market. The securities may be sold at then prevailing market prices, at fixed prices or at negotiated prices.

         The securities may be sold according to one or more of the following methods:

         - a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -        an exchange distribution under the rules of the exchange;

         - face-to-face transactions between sellers and purchasers without a broker-dealer; and

         -        by writing options.

         Some persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

         The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M of the Securities Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Hedging and Other Transactions with Broker-Dealers

         In connection with distributions of the securities, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver the securities to close short positions. The selling securityholders may also enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered securities. The broker-dealer may then resell or transfer these securities under this prospectus. A selling securityholder may also loan or pledge the registered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities under this prospectus.

Expenses Associated with Registration

         We have agreed to pay substantially all of the expenses of registering the securities under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplicating expenses, legal fees of our counsel, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the notes and of the registrar and transfer agent of the common stock. If the notes or the common stock into which the notes may be converted are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Indemnification and Contribution

         In the registration rights agreement, we and the selling securityholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers of persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Suspension of this Offering

         We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period will not exceed 45 days in any 3-month period and 90 days in any 12-month period.

Termination of this Offering

         Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until, and therefore this offering will terminate on, the earlier of: (i) two years from the date on which this registration statement is declared effective by the SEC,
(ii) the date on which all securities offered under this prospectus have been sold pursuant to this prospectus, and (iii) the date on which all outstanding securities held by non-affiliates of Province may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act.

                                  LEGAL MATTERS

         The validity of the notes offered hereby and the shares of common stock issuable upon conversion will be passed upon for us by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

                                    EXPERTS


         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


         The audited combined financial statements of Doctors' Hospital of Opelousas and certain affiliated entities are included in our Form 8-K/A dated August 16, 1999, which is incorporated by reference in this prospectus and the registration statement. Ernst & Young LLP, independent auditors, have audited these combined financial statements as of and for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in the prospectus and the registration statement. The combined financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         The audited combined financial statements of Minden Medical Center and Trinity Valley Medical Center, including certain medical office buildings and other healthcare businesses related to the operations of these hospitals (collectively, the Tenet Province Hospitals) as of and for the year ended May 31, 1999, are included in our Form 8-K/A dated December 17, 1999, and have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information about the Public Reference Room. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         We have agreed that if, at any time that the notes or the common stock issuable upon conversion of the notes are "restricted securities" within the meaning of the Securities Act of 1933 and we are not subject to the information reporting requirements of the Securities Exchange Act of 1934, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

         We are "incorporating by reference" specified documents that we file with the SEC, which means:

         -       incorporated documents are considered part of this prospectus;

         - we are disclosing important information to you by referring you to those documents; and

         - information that we file in the future with the SEC will automatically update and supersede this prospectus.

         We incorporate by reference the documents listed below and any documents that we file with the SEC under Section 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and before the end of the offering of the notes:

         - our Current Report on Form 8-K, filed on June 17, 1999, as amended on August 16, 1999 (with respect only to the combined financial statements of Doctors' Hospital of Opelousas and certain affiliated entities as of and for the fiscal year ended December 31, 1998);

         - our Current Report on Form 8-K, filed on October 18, 1999, as amended on December 17, 1999 (with respect only to the combined financial statements of Minden Medical Center and Trinity Valley Medical Center including certain medical office buildings and other health care businesses related to the operations of these hospitals (collectively, the Tenet Province Hospitals) as of and for the fiscal year ended May 31, 1999);

         - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

         - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

         - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

         - our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000;

         - our Current Report on Form 8-K, filed on March 2, 2000 (with respect to our acquisition of City of Ennis Hospital in Ennis, Texas);

         - our Current Report on Form 8-K, filed on April 4, 2000 (with respect to our announcement that we entered into a long-term lease agreement for Bolivar Medical Center in Cleveland, Mississippi);

         - our Current Report on Form 8-K, filed on May 2, 2000 (with respect to the closing of the transaction to lease Bolivar Medical Center);

         - our Current Report on Form 8-K, filed on September 5, 2000 (with respect to our announcement of the approval of a three-for-two stock split to be effected in the form of a 50% stock dividend);

         - our Current Report on Form 8-K, filed on October 16, 2000 (with respect to our sale of Ojai Valley Community Hospital and our announcement of a definitive agreement to sell General Hospital);

         - our Current Report on Form 8-K, filed on December 6, 2000 (with respect to our announcement that we completed the issuance and sale of $150,000,000 aggregate principal amount of 4 1/2% Convertible Subordinated Notes due 2005 for purchase by qualified institutional buyers under Rule 144A of the Securities Act of 1933, $25,000,000 of which were issued and sold to cover over-allotments); and

         - our Current Report on Form 8-K, filed on January 8, 2001 (with respect to the closing of the transaction to sell General Hospital).

         You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at the following address:

         Province Healthcare Company
         105 Westwood Place
         Suite 400
         Brentwood, Tennessee 37027
         Attention: Corporate Secretary
         (615) 370-1377

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Expenses to be incurred in connection with this Registration Statement are as follows:

              SEC registration fee........................................     $    35,813
              Trustees' fees and expenses.................................          10,000
              Auditor's fees and expenses.................................          40,000
              Legal fees and expenses.....................................          40,000
              Printing expenses...........................................          30,000
              Miscellaneous expenses......................................          10,000
                                                                               -------------
                       Total expenses.....................................     $   165,813
                                                                               =============

         All expenses, other than the SEC registration fee, are estimated. We have agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors to the selling securityholders) in connection with the registration and sale of the notes or shares of common stock being offered by the selling securityholders.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The registrant's certificate of incorporation provides that, to the fullest extent provided by Delaware law, no director of the registrant shall be liable to the registrant or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the registrant or its stockholders. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

-    breach of the director's duty of loyalty;

- acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

- the unlawful payment of a dividend or unlawful stock purchase or redemption; and

- any transaction from which the director derives an improper personal benefit.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 16.          EXHIBITS.


  EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
  -------                         -----------------------
     1.1         Purchase Agreement dated as of November 14, 2000 among the
                 Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce,
                 Fenner & Smith Incorporated, Credit Suisse First Boston
                 Corporation, UBS Warburg LLC, First Union Securities, Inc. and
                 Robertson Stephens, Inc.*
     4.1         Indenture dated as of November 20, 2000 between the Registrant and National City Bank, including the forms of the notes.*

     4.2 Registration Rights Agreement dated as of November 20, 2000, among the Registrant and Merrill Lynch & Co., Merrill Lynch,
                 Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston
                 Corporation, UBS Warburg LLC, First Union Securities, Inc. and
                 Robertson Stephens, Inc. as Initial Purchasers.*
     5.1         Opinion of Waller Lansden Dortch & Davis, A Professional
                 Limited Liability Company as to legality of the notes and conversion shares, including consent.*
     8.1         Opinion of Waller Lansden Dortch & Davis, A Professional
                 Limited Liability Company, as to certain tax matters.*
    12.1         Computation of Ratios of Earnings to Fixed Charges.*
    23.1         Consent of Ernst & Young LLP.
    23.2         Consent of KPMG LLP.
    24.1         Power of Attorney.*
    25.1         Form T-1. Statement of Eligibility under the Trust Indenture
                 Act of National City Bank.*



-------
* Previously filed.


ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on February 27, 2001.



                                       PROVINCE HEALTHCARE COMPANY



                                       By: /s/ Martin S. Rash
                                           ---------------------------------
                                       Martin S. Rash
                                       Chairman of the Board, President and
                                       Chief Executive Officer






         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               Name                                Title                                    Date
               ----                                -----                                    ----
/s/ Martin S. Rash                     Chairman of the Board,                          February 27, 2001
------------------------------------     President, Chief Executive Officer
Martin S. Rash                           and Director
                                         (Principal Executive Officer)

/s/ Martin S. Rash, Attorney-in-fact   Vice Chairman of the Board,                     February 27, 2001
------------------------------------     Chief Financial Officer and Director
Richard D. Gore                          (Principal Financial Officer)

/s/ Martin S. Rash, Attorney-in-fact   Vice President and Controller                   February 27, 2001
------------------------------------     (Principal Accounting Officer)
Brenda B. Rector

/s/ Martin S. Rash, Attorney-in-fact   Director                                        February 27, 2001
------------------------------------
A.E. Brim

/s/ Martin S. Rash, Attorney-in-fact   Director                                        February 27, 2001
------------------------------------
Winfield C. Dunn

/s/ Martin S. Rash, Attorney-in-fact   Director                                        February 27, 2001
------------------------------------
Joseph P. Nolan

/s/ Martin S. Rash, Attorney-in-fact   Director                                        February 27, 2001
------------------------------------
David L. Steffy

                                  EXHIBIT INDEX


    EXHIBIT
    NUMBER                DESCRIPTION OF EXHIBITS
    -------               -----------------------
     1.1         Purchase Agreement dated as of November 14, 2000 among the
                 Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce,
                 Fenner & Smith Incorporated, Credit Suisse First Boston
                 Corporation, UBS Warburg LLC, First Union Securities, Inc. and
                 Robertson Stephens, Inc.*
     4.1         Indenture  dated as of November 20, 2000 between the Registrant and National City Bank, including the forms of the notes.*
     4.2         Registration Rights Agreement dated as of November 20, 2000, among the Registrant and Merrill Lynch & Co., Merrill Lynch,
                 Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston
                 Corporation, UBS Warburg LLC, First Union Securities, Inc. and
                 Robertson Stephens, Inc. as Initial Purchasers.*
     5.1         Opinion of Waller Lansden Dortch & Davis, A Professional
                 Limited Liability Company as to legality of the notes and
                 conversion shares, including consent.*
     8.1         Opinion of Waller Lansden Dortch & Davis, A Professional
                 Limited Liability Company, as to certain tax matters.*
    12.1         Computation of Ratios of Earnings to Fixed Charges.*
    23.1         Consent of Ernst & Young LLP.
    23.2         Consent of KPMG LLP.
    24.1         Power of Attorney.*
    25.1         Form T-1. Statement of Eligibility under the Trust Indenture
                 Act of National City Bank.*



----------
* Previously filed.